RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

UNDERGROUND DEVELOPMENT STUDY GIVES LOULO FURTHER GROWTH PROSPECTS AND CONFIRMS WORLD-CLASS STATUS

London, 4 August 2005 – SRK Consulting has completed the underground development study on the deep extensions to the orebodies at Loulo 0 and Yalea which are currently being mined ahead of the commissioning of the Loulo Mine.

"We are extremely happy with the results of the study," said Randgold Resources chief executive Mark Bristow. "While we have always believed in the world-class potential of the Loulo orebodies, this study in fact exceeds our expectations. We are seeing the start of a new long-life goldfield which should add value to the company and the state of Mali for many years to come."

General manager, exploration and evaluation, Adrian Reynolds adds: "We are looking at starting the underground development next year as soon as we have optimised the open pit and underground schedules, ramping up production from the two underground sections over four years. This will dovetail nicely with the deepening of the open pits and we can envisage production from the mine beyond 2016. We have started staffing up and have appointed an underground manager to commence detailed planning and selection of contractors. One of the critical tasks now is to update the study with results obtained subsequent to the cut-off date of the study – we are still drilling and the information keeps adding to the value of the project."

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive – Dr Mark Bristow +44 779 775 2288
Financial Director – Roger Williams +44 791 709 8939
Investor & Media Relations – Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's industry guide number 7.